Exhibit 5.2

October 28, 2014

Mr. Alfredo J. Matheu
UBS Trust Company 10th Floor American International Plaza 250 Munoz Rivera Avenue
San Juan PR 00918 Dear Mr. Matheu:·
SAN    JUAN    MARRIOTT    RESORT    &    STELLARIS    CASINO    EMPLOYEES RETIREMENT PLAN
Control Number: 14-1364

In regard to your letter of November 14, 2013, you are informed that this Department has no objection to the amendments made to the referred pension plan. Effective on January 1, 2011, the plan is amended to comply with the provisions of the Puerto Rico Internal Revenue Code of 2011, as amended ("Code") and the Internal Revenue Circular Letter No. 11-10 of December 16, 2011. Also, the plan is amended effective January 1, 2013 to change the Eligibility Requirements, Entry Dates and Compensation.

Such amendments will not affect in any way the ruling issued on behalf of the aforesaid plan on May 11, 2004.

No opinion is expressed as to the tax treatment of the above transactions under any other provision of the Code, as amended and the Regulations that may also be applicable thereto, or to the tax treatment of any condition existing at the time of the transactions, or any effect resulting therefrom, that is not specifically covered by this ruling. The opinion expressed herein shall be valid only upon the continued existence of the facts as submitted for our consideration.

Cordially,
Carmen Colon Calderin, Chief
Pension Plan Section of Tax Policy Area

PO BOX 9024140 SAN JUAN, PUERTO RICO 00902-4140